                                                                       EXHIBIT 1

                 [SANTE FE INTERNATIONAL CORPORATION LETTERHEAD]

                                                                    NEWS RELEASE



FOR IMMEDIATE RELEASE                              For More Information Contact:
                                            Michelle Appleby, Investor Relations
                                                           Phone: (972) 701-7524
                                                             Fax: (972) 701-7892
                                                                 www.sfdrill.com


                       Santa Fe International Corporation
                     Announces Changes in Board of Directors

Dallas, November 24, 1998 -- Santa Fe International Corporation (NYSE:SDC) announced today that Messrs. Khalid Y. Al-Fulaij, Abdulmalik M. Al-Gharabally and Abdullah H. Al-Roumi have resigned from its Board of Directors as a consequence of recent organizational changes within Kuwait Petroleum Corporation, Santa Fe's majority shareholder.

The Board has acted to fill the vacancies upon recommendation of its Nominating Committee, appointing Dr. Richard N. Haass, Mr. Khaled R. Al-Haroon and Mr. Stephen J. Solarz as Directors. The Board is now comprised of Mr. Gordon M. Anderson, Dr. Richard N. Haass and Mr. Khaled R. Al-Haroon as Class I Directors with terms expiring in 2001; Messrs. Ferdinand A. Berger, Stephen J. Solarz and Nader H. Sultan as Class II Directors with terms expiring in 1999; and Messrs.
C. Stedman Garber, Jr., Sami F. Al-Rushaid and Robert E. Wycoff as Class III Directors with terms expiring in 2000.

Dr. Richard N. Haass is Director of Foreign Policy Studies at the Brookings Institution. A widely quoted expert on contemporary American foreign policy, Dr. Haass also consults for NBC News, is a frequent contributor to foreign affairs journals and major newspapers and is an author of several books. Dr. Haass has extensive government experience and served as Special Assistant to President George Bush and Senior Director on the staff of the National Security Council. He was awarded the Presidential Citizens Medal for his contribution to the development of U.S. policy during Operations Desert Shield and Desert Storm, has held various posts in the Departments of State and Defense, and was a legislative aide in the U.S. Senate.

Mr. Khaled R. Al-Haroon serves on the Board of Kuwait Petroleum Corporation and as Managing Director of International Operations. He also serves as the Chairman-Oils Sector Loss Assessment Committee and is the Deputy Chairman of Kuwait Petroleum Corporation's Higher Tender Committee. His career began in 1974 with the International Marketing Group of the Kuwait National Petroleum Company. Since 1980, Mr. Al-Haroon has held various management positions at Kuwait Petroleum Corporation.

Mr. Stephen J. Solarz is President of Solarz Associates, an international consulting firm. He also is a Director of the George Washington University Foreign Policy Forum, Vice Chairman of the International Crisis Group, and a Senior Counselor at APCO Associates. Mr. Solarz serves on the Board of several corporations including Samsonite, IRI International and the First Philippine Fund, and is a Director of the National Endowment for Democracy, the International Rescue Committee, the National Democratic Institute and the Balkan Action Council Steering Committee. Mr. Solarz has served in public office for twenty-four years, both in the New York Assembly and in the U.S. House of Representatives. As a Congressman, Mr. Solarz served on various committees, including the House Foreign Affairs Committee where he chaired the Subcommittee on Africa and the Subcommittee on Asian and Pacific Affairs. He was appointed by President Clinton as Chairman of the Board of the Central Asian-American Enterprise Fund, served as President Clinton's special envoy to Cambodia and co-chaired the national Democratic Institute's election observer delegation.

Santa Fe's Chairman of the Board, Gordon Anderson, commented, "The resignations of Messrs. Khalid Al-Fulaij, Abdulmalik Al-Gharabally and Abdullah Al-Roumi are a consequence of recent organizational changes within Kuwait Petroleum Corporation, Santa Fe's major shareholder. We regret the loss of these capable Directors, and welcome each new member to our Board. We believe the extensive international knowledge and experience of Dr. Haass and Messrs. Al-Haroon and Solarz will bring valuable insight to the Board."

Santa Fe International Corporation is a leading international offshore and land contract driller. The Company owns and operates a high quality, technologically advanced fleet of 27 marine drilling rigs and 31 land drilling rigs and is a provider of drilling related services to the petroleum industry, including third party rig operations, incentive drilling, and drilling engineering and project management services. The Company currently operates in 16 countries throughout the world.

                                       ###

Statements made in this document that state the Company's or management's intentions, hopes, plans, estimates, beliefs, expectations, anticipations or predictions of the future and words of similar import are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors with respect to such forward-looking statements, including risks and uncertainties that could cause actual results to differ materially from the Company's expectations are disclosed from time to time in the Company's SEC filings including but not limited to the Company's Prospectus dated June 9, 1997, incorporated in Registration Statement No. 33-66912 on Form F-1, the Company's Form 20-F report for the six months ended December 31, 1997, and the Company's Form 6-K report for the quarter ended September 30, 1998. Copies of these filings may be obtained by contacting the Company, the SEC, or through the SEC EDGAR system at the SEC web site.